

BB 4/21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oro Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Baronne Street, Suite 800
(No. and Street)

New Orleans	LA	70112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Uria (504) 588-1150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ericksen, Krentel & LaPorte, LLP
(Name – *if individual, state last, first, middle name*)

4227 Canal Street		LA	70119
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 25 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2005
WASH. D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Uria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oro Financial, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GEORGE AUGUST MUELLER III
NOTARY PUBLIC
State of Louisiana
My Commission Is Issued For Life
La. Bar Roll No. 28402

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORO FINANCIAL INC.

(S.E.C. I.D. NO. 8-38557)

FINANCIAL STATEMENTS

AND SUPPLMENTARY INFORMATION

FOR THE YEARS ENDED

DECEMBER 31, 2004 AND 2003


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2005
WASH, D.C.
185
SECTION

ERICKSEN KRENTEL & LAPORTE L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

CONTENTS

ERICKSEN KRENTEL & LAPORTE L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

JAMES E. LAPORTE*
RICHARD G. MUELLER
RONALD H. DAWSON, JR.*
KEVIN M. NEYREY
CLAUDE M. SILVERMAN*
KENNETH J. ABNEY*
W. ERIC POWERS

*PROFESSIONAL CORPORATION
BENJAMIN J. ERICKSEN - RETIRED
J.V. LECLERE KRENTEL - RETIRED

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Oro Financial, Inc.

We have audited the accompanying statements of financial condition of Oro Financial, Inc. as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oro Financial, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has experienced a continued decline in revenue and net operating losses in recent years. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 10. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules "1" through "3" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 25, 2005

Ericksen, Krentel & LaPorte, LLP

Certified Public Accountants

Exhibit "A"

ORO FINANCIAL, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash and cash equivalents	$ 23,564	$ 21,836
Deposit with clearing organization	3,046	3,006
Securities commissions receivable	-	110
Other receivables, less $3,000 allowance for doubtful accounts in 2004	12,774	3,263
Due from officer	243	-
Prepaid expenses	-	1,237
Furniture, equipment and vehicle, (net)	31,664	1,628
Refundable deposits	2,064	1,564
Total assets	$ 73,355	$ 32,644

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
LIABILITIES:		
Accounts payable	$ 4,299	$ -
Note payable - current portion	1,576	-
Accrued expenses payable	3,297	3,001
Taxes payable	4,557	4,557
Income tax payable	958	958
Due to officer	-	1,514
Note payable - long-term portion	6,037	-
Total liabilities	20,724	10,030
STOCKHOLDER'S EQUITY:		
Preferred stock - $25 par value, cumulative non-voting, 1,500 shares authorized, issued and outstanding	37,500	37,500
Common stock - no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	130,812	36,312
Operating deficit	(116,931)	(52,448)
	56,381	26,364
Less: Treasury stock at cost - 1,500 shares	(3,750)	(3,750)
Total stockholder's equity	52,631	22,614
Total liabilities and stockholder's equity	$ 73,355	$ 32,644

See accompanying NOTES TO FINANCIAL STATEMENTS

Exhibit "B"

ORO FINANCIAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commissions	$ 1,009	$ 959
Consulting fees	12,500	67,000
Interest income	40	-
Total revenues	13,549	67,959
EXPENSES:		
Office expense	25,329	8,549
Insurance expense	2,117	1,187
Depreciation	4,300	426
Rent expense	14,076	-
Employee compensation and benefits	6,605	1,207
Exchange and clearing fees	67	-
Consulting fees	-	300
Interest expense	1,098	12
Other operating expenses	25,490	3,927
Total expenses	79,082	15,608
Income (loss) from operations	(65,533)	52,351
OTHER INCOME (EXPENSES):		
Other income	4,603	1,908
Bad debt	(3,553)	(1,400)
Total other income (expenses)	1,050	508
Income (loss) before income taxes	(64,483)	52,859
PROVISION FOR INCOME TAXES:		
Current	-	958
Total provision for income taxes	-	958
Net income (loss)	$ (64,483)	$ 51,901
Income (loss) per share of common stock	$ (64)	$ 52

See accompanying NOTES TO FINANCIAL STATEMENTS

ORO FINANCIAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Preferred Stock	Common Stock	Additional Paid-in Capital	Operating Deficit	Treasury Stock	Total
Balance at December 31, 2002	$ 37,500	$ 5,000	$ 83,412	$ (104,349)	$ (3,750)	$ 17,813
Capital distribution	-	-	(47,100)	-	-	(47,100)
Net income for the year 2003	-	-	-	51,901	-	51,901
Balance at December 31, 2003	37,500	5,000	36,312	(52,448)	(3,750)	22,614
Capital contribution	-	-	94,500	-	-	94,500
Net (loss) for the year 2004	-	-	-	(64,483)	-	(64,483)
Balance at December 31, 2004	$ 37,500	$ 5,000	$ 130,812	$ (116,931)	$ (3,750)	$ 52,631

See accompanying NOTES TO FINANCIAL STATEMENTS

Exhibit "D"

ORO FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:		
Net income (loss)	$ (64,483)	$ 51,901
Adjustments to reconcile net income (loss) to net cash from (used for) operating activities:		
Depreciation	4,300	426
Bad debt	3,553	1,400
Changes in assets and liabilities:		
(Increase) decrease in:		
Deposits with clearing organization	(40)	21,994
Securities commissions receivable	-	326
Other receivables	(12,774)	(3,263)
Prepaid expenses	1,237	(1,237)
Refundable deposits	(500)	(1,564)
Increase (decrease) in:		
Accounts payable	4,299	(109)
Accrued expenses	296	(1,407)
Taxes payable	-	(500)
Income taxes payable	-	958
Net cash from (used for) operating activities	(64,112)	68,925
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:		
Capital expenditures	(34,336)	(1,645)
(Increase) in due from officer	(423)	-
Net cash (used for) investing activities	(34,759)	(1,645)
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:		
Proceeds from issuance of long-term debt	8,919	-
Principal payments on long-term debt	(1,306)	-
Increase (decrease) in due to shareholder	(1,514)	1,514
Capital contribution	94,500	-
Capital distribution	-	(47,100)
Net cash from (used for) financing activities	100,599	(45,586)
Net increase in cash and cash equivalents	1,728	21,694
Cash and cash equivalents at beginning of year	21,836	142
Cash and cash equivalents at end of year	$ 23,564	$ 21,836
Cash paid during the years ended December 31, 2004 and 2003 for:		
Interest expense	$ 1,098	$ 12

See accompanying NOTES TO FINANCIAL STATEMENTS

ORO FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Oro Financial, Inc. is registered as a broker with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a nonclearing broker and, as such, has an agreement with a third-party broker and dealer to act as the Company's clearing broker to carry and clear its customers' margin and cash accounts and transactions on a fully-disclosed basis. The Company's primary business is the marketing of general securities. The Company also provides consulting services to companies seeking capital for real estate development.

Method of Accounting

Assets and liabilities and revenues and expenses are recognized on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation of furniture and equipment is provided using the straight-line method for financial reporting purposes over the following estimated useful lives:

Furniture and office equipment	7 Years
Computer	5 Years
Vehicles	5 Years

Expenditures for major renewals and betterments that extend the useful lives of furniture and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting fees and syndication income are fully earned and recorded as revenue upon execution of the contractual agreements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Effective January 1, 2004, the Company, with the consent of its sole stockholder, has elected to be an S corporation for Federal and State income tax purposes. Therefore, net income or loss will be passed through to the stockholder, with no income tax resulting to the Company for the year ending December 31, 2004.

For the year ended December 31, 2003, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

Reclassifications

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

(2) RECEIVABLE FROM CLEARING ORGANIZATIONS

Accounts receivable from clearing organizations consist of fees and commissions receivable.

(3) FURNITURE, EQUIPMENT AND VEHICLES

Furniture, equipment and vehicles consisted of the following at December 31, 2004 and 2003:

	2004	2003
Computer equipment	$ 2,725	$ 2,373
Office furniture	26,838	23,327
Office equipment	15,182	6,263
Vehicles	21,554	-
Total furniture, equipment and vehicles	$ 66,299	$ 31,963
Less: accumulated depreciation	(34,635)	(30,335)
Total furniture, equipment and vehicles, net	$ 31,664	$ 1,628

Depreciation charged to operations amounted to $4,300 and $426 for the years ended December 31, 2004 and 2003, respectively.

(4) RELATED PARTY TRANSACTIONS

During 2002, the Company advanced $1,400 to an affiliated company. During 2003 the affiliated company went out of business. The advance of $1,400 was charged to operations.

The sole stockholder of the Company is a four percent investor in FM Group, Ltd. The Company earned $67,000 in revenues from FM Group, Ltd, during the year ended December 31, 2003. $3,000 due from FM Group, Ltd. is included in other receivables at December 31, 2004 and 2003.

(5) NOTE PAYABLE

	2004	2003
10.50% note payable for which telephone equipment is pledged as collateral, interest and principal payable in monthly installments of $192, maturing January 2009.	$ 7,613	$ -
Less: current portion	(1,576)	-
Total long-term debt	$ 6,037	$ -

Long-term debt matures as follows:

2005	$ 1,576
2006	1,749
2007	1,942
2008	2,156
2009	190
	$ 7,613

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $13,498, which was $8,498 in excess of its required net capital of $5,000. At December 31, 2003, the Company had net capital of $14,813, which was $9,813 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2004 and 2003 was .97 to 1 and .68 to 1, respectively.

(7) TREASURY STOCK

Treasury stock is shown at cost, and consists of 1,500 shares of preferred stock.

(8) OPERATING LEASES

In December of 2003, the Company committed to a non-renewable lease of office space commencing on January 1, 2004 and expiring on March 31, 2007. Payments will be made monthly. The first twelve months payments will be $1,564, with the first three payments abated. The next twelve monthly payments will be $1,602 and the last thirteen monthly payments will be $1,640.

Minimum future lease payments under the operating lease as of December 31, 2004 are:

Year ended December 31,	Amount
2005	$ 19,226
2006	19,683
2007	4,920
	$ 43,829

(8) OPERATING LEASES (CONTINUED)

Rent expense for 2004 and 2003 from this lease was $14,076 and $0, respectively.

(9) CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions receivable due from third-party brokers and dealers. The Company requires no collateral to secure the receivables.

In 2004, one client was the source of approximately 92% of revenues. At December 31, 2004, 79% of the other receivables was from that client. In 2003, one client, a related party more fully described in Note 3, was the source of approximately 99% of revenues. At December 31, 2003, 92% of the other receivables was from that one client.

(10) GOING CONCERN

As shown in the accompanying financial statements, the Company has incurred a net loss of $64,483 during the year ended December 31, 2004. The Company's revenues have continued to decrease and the owner of the Company has made capital contributions to meet cash flow needs. Those factors, as well as the Company's reliance on revenue from a limited number of sources, create an uncertainty about the Company's ability to continue as a going concern. Management's plan is to increase revenue through expansion of the existing client base, decrease expenses, and to secure sufficient sources of capital to restore the Company to profitability. The sole stockholder of the Company has committed to funding any operating cash shortages until the Company operates on a profitable basis. The ability of the Company to continue as a going concern is dependent on the success of this plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

ORO FINANCIAL, INC.
COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET CAPITAL		
Total stockholder's equity	$ 52,631	$ 22,614
Deductions and/or charges:		
Unsecured receivables and prepaid expenses	(15,080)	(6,173)
Furniture and equipment, net of related debt	(24,053)	(1,628)
Net capital	$ 13,498	$ 14,813
AGGREGATE INDEBTEDNESS	$ 13,111	$ 10,030
COMPUTATION OF BASIC NET CAPITAL REQUIRMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess of net capital	$ 8,498	$ 9,813
Ratio: Aggregate indebtedness to net capital	.97 to 1	.68 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 17,980	$ 17,255
Audit Adjustments:		
Overstatement (understatement) of accounts payable and accrued liabilities	(4,482)	1,058
Reclassification between unallowed assets and liabilities	-	(500)
Reclassification between allowed assets and unallowed assets	-	(3,000)
Net capital per above	$ 13,498	$ 14,813
Aggregate indebtedness, as reported in Company's Part II (Unaudited) FOCUS report	$ 8,629	$ 10,124
Audit adjustments:		
To adjust accounts payable and accrued expenses	4,482	(1,058)
To reclass unallowed assets and liabilities	-	500
To reclass a liability to an unallowed asset	-	464
Aggregate indebtedness per above	$ 13,111	$ 10,030

ORO FINANCIAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Oro Financial, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as Oro Financial, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions through unaffiliated clearing organizations on a fully-disclosed basis.

During the years ended December 31, 2004 and 2003, Oro Financial, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

ORO FINANCIAL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004 AND 2003

	Market Value	Number of Items
Information for possession or control requirements:		
For the year ended December 31, 2004:		
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of December 31, 2004, (for which instructions to reduce to possession or control had been issued as of December 31, 2004 but for which the required action was not taken within the time frames specified under Rule 15c3-3)	None	None
Customers' fully-paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	None	None
For the year ended December 31, 2003:		
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of December 31, 2003, (for which instructions to reduce to possession or control had been issued as of December 31, 2003 but for which the required action was not taken within the time frames specified under Rule 15c3-3)	None	None
Customers' fully-paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	None	None

ERICKSEN KRENTEL & LAPORTE L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

4227 CANAL STREET
NEW ORLEANS, LOUISIANA 70119-5996
TELEPHONE (504) 486-7275 • FAX (504) 482-2516
WWW.ERICKSENKRENTEL.COM

JAMES E. LAPORTE*
RICHARD G. MUELLER
RONALD H. DAWSON, JR.*
KEVIN M. NEYREY
CLAUDE M. SILVERMAN*
KENNETH J. ABNEY*
W. ERIC POWERS

*PROFESSIONAL CORPORATION
BENJAMIN J. ERICKSEN - RETIRED
J.V. LECLERE KRENTEL - RETIRED

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Oro Financial, Inc.

In planning and performing our audit of the financial statements of Oro Financial, Inc. for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Oro Financial, Inc. including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 25, 2005

Ericksen, Krentel & LaPorte, LLP

Certified Public Accountants